United States Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to ________________________.

For the fiscal year ended December 31, 2006 and 2005

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Kansas City Southern Railway Company Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2006	9

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions	10

Signatures	11

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern Railway Company Union 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$3,875	3,740

Investments, at fair value:
Common stock of Kansas City Southern	40,050	27,777
Common collective trust	79,536	71,232
Mutual funds	757,288	639,345

Total investments	876,874	738,354

Total assets	880,749	742,094

Liabilities:
Investment trades payable	3,368	3,562

Total liabilities	3,368	3,562

Net assets available for benefits at fair value	877,381	738,532
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,735	1,105

Net assets available for benefits at contract value	$879,116	739,637

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$38,166	32,169
Net appreciation in fair value of investments	63,471	9,449

Total investment income	101,637	41,618

Participant contributions	94,676	108,453

Total additions	196,313	150,071

Deductions:
Benefits paid	(56,834)	(50,132)

Increase in net assets available for benefits	139,479	99,939
Net assets available for benefits:
Beginning of year	739,637	639,698

End of year	$879,116	739,637

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Kansas City Southern Railway Company Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on January 1, 1997. The Plan covers all full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units: Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, and The National Conference of Firemen & Oilers. Plan entry dates are the first day of each calendar quarter. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. The Plan’s trustee, Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company does not match participant contributions. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions plus actual Plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts as described in footnote 3. The contract value is determined by the AMVESCAP National Trust Company.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Deprecation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Adoption of New Accounting Standard

FSP AAG INV-1 and SOP94-4-1. Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” with respect to fully benefit-responsive investment contracts held by the Trust.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2006	2005
Invesco Stable Value Trust, 81,271 and 72,337 units, respectively	$79,536	71,232
Allianz Funds OCC Renaissance Admin, 0 and 2,449 units, respectively	—	53,115
Franklin Balance Sheet Investment Fund—Class A, 1,171 and 1,237 units, respectively	78,092	76,331
Growth Fund of America, 1,966 and 1,708 units, respectively	64,638	52,709
ING International Value Fund, 2,261 and 1,719 units, respectively	46,537	30,741
Janus Fund, 4,876 and 4,894 units, respectively	137,202	124,936
MFS Value Fund, 2,056 and 1,851 units, respectively	55,052	42,840
PIMCO Total Return Administrative Shares, 9,766 and 8,063 units, respectively	101,375	84,666
Washington Mutual Investors, 1,958 and 1,614 units, respectively	68,256	49,791
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $63,471 and $9,449, respectively, as follows:

	2006	2005
Kansas City Southern common stock	$5,790	3,029
Mutual funds	57,681	6,420

Total net investment appreciation	$63,471	9,449

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 9, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2006 and 2005.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

2006
Net assets available for benefits per the financial statements	$879,116
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,735)

Net assets available for benefits per the Form 5500	$877,381

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

2006
Total investment income per the financial statements	$101,637
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,735)

Total investment income per the Form 5500	$99,902

(9)	Prohibited Transaction

During the plan year ending December 31, 2006, the Company failed to remit to the Trustee certain employee contributions totaling approximately $60 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company will make contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays. These prohibited transactions do not affect the tax status determination of the Plan, and the Company intends to pay all fines imposed, to the extent there are any.

Schedule 1
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity	Description	Current value
Common stock:
*Kansas City Southern common stock	1,382 shares, with a fair value of $28.98 per share	$40,050
Common collective trust:
Invesco Stable Value Trust	81,271.48 shares, with a fair value of $0.98 (rounded) per share	79,536
Mutual funds:
AIM Small Cap Growth Fund	1,333.354 shares, with a fair value of $29.23 per share	38,974
American Balanced	831.369 shares, with a fair value of $19.02 per share	15,813
American Century Real Estate/Advisor	1,006.844 shares, with a fair value of $30.39 per share	30,598
CRM Mid Cap Value Fund/Investment	1,361.959 shares, with a fair value of $29.42 per share	40,069
DWS Equity 500 Index	205.102 shares, with a fair value of $158.94 per share	32,599
EuroPacific Growth	905.524 shares with a fair value of $46.56 per share	42,161
Franklin Balance Sheet Investment Fund— Class A	1,170.617 shares, with a fair value of $66.71 per share	78,092
Growth Fund of America	1,966.476 shares, with a fair value of $32.87 per share	64,638
ING International Value Fund	2,261.250 shares, with a fair value of $20.58 per share	46,537
Janus Fund	4,875.693 shares, with a fair value of $28.14 per share	137,202
Janus Twenty Fund	108.423 shares, with a fair value of $54.62 per share	5,922
MFS Value Fund	2,056.492 shares, with a fair value of $26.77 per share	55,052
PIMCO Total Return Administrative Shares	9,766.393 shares, with a fair value of $10.38 per share	101,375
Washington Mutual Investors	1,958.009 shares, with a fair value of $34.86 per share	68,256

Total investments		$876,874

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2006

Identity of party involved	Relationship to plan	Description of transaction	Amount Involved	Lost Income

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	$60	$9

See accompanying report of independent registered public accounting firm.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Kansas City Southern Railway Company Union 401(k) Plan

June 29, 2007	By: /s/ Thomas A. Campbell
Name: Thomas A. Campbell
Title: Senior Vice President Administration